Exhibit 99.(a)(2)

[MTH Letterhead]

October 1, 2007

Dear                 :

This letter is to notify you that Meritage Homes Corporation. (the “Company”) is conducting a stock option repurchase program. This is a voluntary program for all directors and employees who were granted options to purchase shares of common stock of the Company at an exercise price above $45.00 per share between January 1, 2005 and December 31, 2006 (“eligible options”). You may elect to sell all of your eligible options for a cash payment of $1.50 per option that will be paid on the first Company payroll date following the expiration date of this offer.

The accompanying documents describe this stock option repurchase program in detail, including possible benefits and risks of this program. Please take the time to review the documents and instructions enclosed with this letter and consider your decision carefully.

We are conducting this offer to provide you with an alternative means of realizing value from your existing equity awards and to provide the Company with additional shares for making future equity awards. We make no recommendations as to whether you should participate in the option repurchase program, and we recommend that you consult with your own advisors regarding your decision.

Attached to this letter as Exhibit A is a Letter of Transmittal which you must return to the Company if you choose to participate in the option repurchase. The Letter of Transmittal sets forth information relating to your eligible options and the amount of the cash payment to which you will be entitled if you participate in the offer and satisfy the vesting condition.

If you decide to participate in the program, you need to complete and return the attached Letter of Transmittal to us in accordance with the instructions contained in the accompanying offering materials no later than 11:59 P.M., EASTERN STANDARD TIME, ON OCTOBER 29, 2007 (or, if we extend the offer period, a later date we will specify).

All questions about this offer should be emailed to hilla.sferruzza@meritagehomes.com or mailed to Attn: Hilla Sferruzza, 17851 North 85th Street, Suite 300, Scottsdale, AZ  85255.

Sincerely,

/s/ Steven J. Hilton

Steven J. Hilton
President & Chief Executive Officer

Enclosures

Exhibit A

MERITAGE HOMES CORPORATION
 (the “Company”)

LETTER OF TRANSMITTAL

To Meritage Homes Corporation:

I am currently employed by the Company and am the holder of eligible options, as defined. I have received from the Company the offering materials filed with the Securities and Exchange Commission on Schedule TO on September 28, 2007 describing the offer to tender certain stock options for the right to receive a cash payment (the “offering materials”), and I am eligible to participate in the offer. I have reviewed the list of my eligible options that the Company has set forth in Schedule A to this Letter of Transmittal, and understand that, by participating in the repurchase offer, I agree to sell all of these eligible options.

In return for my eligible options, I understand that the Company will grant me a cash payment of $1.50 per option, which represents the right to receive a specified cash payment on the first Company payroll date following the expiration of this offer, subject to certain conditions described in the offering materials.

For purposes of participating in the repurchase offer, I hereby give up my entire ownership interest in all of my eligible options, and understand that such options will become null and void as of the date that the offer expires.

I acknowledge that I will be unable to revoke the election described in this Letter of Transmittal after the repurchase offer expires, which is currently scheduled to occur at 11:59 P.M., Eastern Standard Time, on October 29, 2007.

I hereby elect to participate in the repurchase offer dated October 1, 2007 with respect to all of my eligible options.

Signature of Holder

Print Name:

Home Telephone:

Date:

Address:

Schedule A
Meritage Homes Corporation
Cash Repurchase Offer

Last Name	First Name	Grant Date	Option Price	Options Outstanding	Total Cash Payment